

June 24, 2011

Via E-mail
Spencer M. Rascoff, CEO
Zillow, Inc.
999 Third Avenue, Suite 4600
Seattle, Washington 98104

> **Re: Zillow, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on June 20, 2011**
> **File No. 333-173570**

Dear Mr. Rascoff:

We have reviewed your amended filing and have the following comments. Prior comments refer to those in our letter dated June 16, 2011.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>

<u>Share-Based Compensation, page 54</u>

1.   We note that upon adjusting the value for the March 2011 grant with your proposed IPO scenario weighting, that it was still significantly lower than the valuation for your May 2011 grant. Therefore, it appears that the increase in the valuation from the March 2011 to May 2011 grant was primarily attributable to "the positive impact on [your] projections of increased traffic to [your] site." Please provide us with supporting evidence for the increase in the valuation attributable to this factor. In this regard, provide us with the quantitative increases in assumptions used in the May 2011 grant as compared to the March 2011 grant as a result of the increase in projections for your traffic site. It may be helpful to provide us with actual increases in traffic and increases to your operating results during the months of April and May 2011, if available. In addition, please provide a quantified reconciliation of the various factors that contributed to the change in the valuation from March to May 2011.

2.   Additionally, based upon our review of prior comments 1 and 2, it appears that the use of differing comparable companies contributed significantly to the increase in the valuation for the May 2011 grant to the midpoint of the proposed IPO price range. Please explain in further detail why the company felt that none of the comparable companies in the list provided to us in response to prior comment 2 should have been used in the company's valuation analysis of its stock option grants.

3.   In addition, we note from your response to comment 2 that because the valuation methodologies used by the underwriters and the third-party valuation firm were "so dramatically different" you are unable to quantify the impact of using different comparable companies. Please revise your disclosures to qualitatively explain the reasons such valuations were so dramatically different. For example, we note the proposed disclosures provided in your June 10, 2011 response letter indicate that the comparable companies used in establishing the expected offering price range includes companies with higher growth rates than those used for determining terminal value. Your disclosures should more clearly explain <u>why</u> it was more appropriate to use more mature companies in your valuation analyses as compared to the underwriters' use of higher growth rate companies in their valuation. Please revise your disclosures to address this issue as well as any other factors that contributed to the significant difference in the methodologies used.

Statements of Operations, page F-4

4.   We note from your response to prior comment 3 that you intend to continue classifying amortization related to capitalized website development and content costs in "technology and development" expense. Accordingly, please denote in your "cost of revenue" caption that it is exclusive of amortization expense and note such amounts for all periods presented in a footnote to the caption in accordance with SAB Topic 11B.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-10

5.   We reviewed your revised disclosures in Note 2 regarding intangible assets. Please further revise to disclose the following information:
    *   The estimated useful life of purchase content is 5.5 to 7 years, and;
    *   The company would immediately lose rights to data if it were to cancel the subscription and/or cease making payments under the subscription arrangements discussed on page F-11.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Barbara C. Jacobs

                                                        Barbara C. Jacobs
                                                        Assistant Director

Spencer M. Rascoff, CEO
Zillow, Inc.
June 24, 2011
Page 3

cc: <u>Via E-mail</u>
        Andrew B. Moore, Esq.
        Perkins Coie LLP